UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April, 2018
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated April 18, 2018, announcing that the Company, subject to market and other conditions, intends to offer $150 million aggregate principal amount of Convertible Senior Notes due 2023 (the "Notes") in an underwritten public offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date:	April 19, 2018	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Ship Finance International Limited Announces Proposed Offering of Convertible Senior Notes

Press release from Ship Finance International Limited - April 18, 2018.

Ship Finance International Limited ("Ship Finance" or the "Company") (NYSE: SFL) today announced that, subject to market and other conditions, it intends to offer $150 million aggregate principal amount of Convertible Senior Notes due 2023 (the "Notes") in an underwritten public offering. The Notes will pay interest quarterly in arrears and will be convertible into, at the Company's election, cash, common shares, or a combination of cash and common shares, as further described in the offering prospectus. The Company intends to grant the underwriters an option to purchase up to an additional $22.5 million aggregate principal amount of the Notes to cover over-allotments.

The Company intends to use the net proceeds received from the offering of the Notes for general corporate purposes, including working capital. The Company continuously evaluates potential transactions that it believes will be accretive to earnings, enhance shareholder value or are in the best interests of the Company. Any funds received may be used by the Company for any corporate purpose, which may include pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of its operations, repayment of existing debt, share repurchases, short term investments or other uses.

In connection with the Company's offering of the Notes, a subsidiary of the Company will enter into separate share lending agreements with each of Morgan Stanley & Co. LLC, Jefferies LLC and Citigroup Global Markets Inc. (or their respective affiliates) (the "Share Borrowers"), under which it will lend to the Share Borrowers a total of up to 7,000,000 of the Company's common shares. The borrowed shares are newly-issued shares issued in connection with this transaction and will be cancelled or held as treasury shares upon the expiration or early termination of the share lending arrangements.

Purchasers of the Notes may separately sell up to 7,000,000 of the Company's common shares that they may borrow through the Share Borrowers. The Company expects that the selling shareholders will use the short position created by such sale to establish their initial hedge with respect to their investments in the Notes. Neither the Company, nor its subsidiaries, nor its shareholders will receive any proceeds from the sale of the borrowed shares.

Morgan Stanley & Co. LLC, Jefferies LLC and Citigroup Global Markets Inc. will act as underwriters for the offering of the Notes. Seaport Global Securities LLC, BTIG LLC, ABN AMRO and ING Financial Markets LLC will act as co-managers.

The offering of the Notes and the offering of the Company's common shares will be made by means of separate prospectus supplements to the prospectus forming a part of the Company's effective shelf registration statement filed with the Securities and Exchange Commission (the "SEC") on September 26, 2016 and other related documents. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplements may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY, 10022, by email at Prospectus_Department@Jefferies.com or by phone at +1 877 821 7388, or Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, at +1 800 831 9146. Before you invest, you should read the prospectus supplements and accompanying base prospectus along with other documents that the Company has filed with the SEC for more complete information about the Company and these offerings.

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, the Notes, the Company's common shares or any other securities, nor will there be any sale of convertible notes, the Company's common shares or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

April 18, 2018
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Investor and Analyst Contact:
Harald Gurvin, Chief Financial Officer: +47 23114009
André Reppen, Senior Vice President: +47 23114055

Media Contact:
Ole B. Hjertaker, Chief Executive Officer: +47 23114011

About Ship Finance
Ship Finance International Limited (NYSE: SFL) has a unique track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company's fleet of more than 80 vessels is split between tankers, bulkers, container vessels and offshore assets, and Ship Finance's long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time.

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.